Exhibit 99.2

Letter of Transmittal

NORTH AMERICAN ENERGY PARTNERS INC.

To Tender in Respect of

Up to $170,000,000 Principal Amount of

9.125% Series 1 Senior Unsecured Debentures due 2017

CUSIP No. 656844AF4 and 656844AG2

ISIN No. CA656844AF46 and CA656844AG29

Pursuant to the Offer to Purchase

Dated July 22, 2013

The Offer (as defined below) will expire at 5:00 p.m., Toronto time, on August 21, 2013, unless extended (such time and date, as they may be extended, the “Expiration Time”). Holders who desire to receive the Total Consideration (as defined below) must validly tender their Notes pursuant to the Offer prior to the Expiration Time. Tendered Notes may be withdrawn at any time prior to the Expiration Time, but not thereafter.

The Depositary for the Offer is:

BNY Trust Company of Canada

By Overnight Delivery or Regular Mail:	By Facsimile: 416-360-1711	By Registered or Certified Mail:

BNY Trust Company of Canada	Confirm by Telephone:	BNY Trust Company of Canada
320 Bay Street, 11th Floor	416-933-8500	320 Bay Street, 11th Floor
Toronto, Ontario		Toronto, Ontario
M5H 4A6		M5H 4A6

Delivery of this Letter of Transmittal to an address or transmission via facsimile to a number, other than as set forth above, will not constitute valid delivery.

REGISTERED HOLDERS WHO WISH TO VALIDLY TENDER (AND NOT VALIDLY WITHDRAW) THEIR NOTES MUST DELIVER THIS LETTER OF TRANSMITTAL TO THE DEPOSITARY PRIOR TO THE EXPIRATION TIME. BENEFICIAL HOLDERS OF NOTES MUST CAREFULLY FOLLOW THE INSTRUCTIONS OF THE INTERMEDIARY THROUGH WHICH THEY HOLD NOTES AND THE POLICIES AND PROCEDURES OF CDS, INCLUDING APPLICABLE DATES AND TIMES SPECIFIED BY SUCH INTERMEDIARY OR CDS (WHICH DATES AND TIMES MAY BE EARLIER THAN THAT SPECIFIED IN THE STATEMENT), SO THAT THEIR NOTES ARE VALIDLY TENDERED TO THE OFFER.

The instructions contained herein and in the Statement (as defined below) should be read carefully before this Letter of Transmittal is completed.

List below the Notes and principal amounts of Notes being tendered. If the space provided is inadequate, list certificate numbers and principal amounts on a separately executed schedule and affix the schedule to this Letter of Transmittal. Tenders of Notes will be accepted only in principal amounts of $1,000 or integral multiplies thereof.

DESCRIPTION OF NOTES TENDERED
Names(s) and Address(es) of Registered Holder(s) (Please fill in, if blank)	Certificate Numbers	Aggregate Principal Amount Represented*	Principal Amount Tendered

TOTAL PRINCIPAL AMOUNT OF NOTES

*	Unless otherwise indicated in the column labeled “Principal Amount Tendered” and subject to the terms and conditions of the Statement, a Holder will be deemed to have tendered the entire aggregate principal amount represented by the Notes indicated in the column labeled “Aggregate Principal Amount Represented.” See Instruction 4.

PURSUANT TO THE OFFER, HOLDERS WHO WISH TO BE ELIGIBLE TO RECEIVE THE TOTAL CONSIDERATION, PLUS ACCRUED AND UNPAID INTEREST UP TO, BUT NOT INCLUDING, THE APPLICABLE PAYMENT DATE (AS DEFINED IN THE STATEMENT), MUST VALIDLY TENDER (AND NOT VALIDLY WITHDRAW) THEIR NOTES TO THE DEPOSITARY PRIOR TO THE EXPIRATION TIME.

By the execution hereof, the undersigned acknowledges receipt of the Offer to Purchase, dated July 22, 2013 (as the same may be amended, supplemented or modified from time to time, the “Statement”) of North American Energy Partners Inc., a Canadian federal corporation (the “Company”), and this Letter of Transmittal and instructions hereto (the “Letter of Transmittal”), which together constitute the Company’s offer to purchase for cash (the “Offer”) up to $170,000,000 principal amount of its outstanding 9.125% Series 1 Senior Unsecured Debentures due 2017 (the “Notes”), from each holder thereof (each, a “Holder” and, collectively, the “Holders”), upon the terms and subject to the conditions set forth in the Statement and in this Letter of Transmittal. The Offer is being made pursuant to Sections 5.13 and 5.14 of the Indenture dated as of April 7, 2010, as supplemented by a First Supplemental Indenture dated as of April 7, 2010 (the “Indenture”), by and among the Company, its subsidiary guarantors (the “Guarantors”) and BNY Trust Company of Canada, the successor to CIBC Mellon Trust Company of Canada, as trustee (the “Trustee”), pursuant to which the Notes were issued.

All capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Statement.

This Letter of Transmittal is to be used by registered Holders if certificates representing Notes are to be physically delivered to the Depositary herewith by such Holders.

All of the Notes were issued in book-entry form, and all of the Notes are currently represented by one or more global certificates held for the account of CDS. Notes may be tendered by beneficial Holders following the procedures for book-entry transfer established by CDS. Using CDS procedures, beneficial Holders of the Notes may, through their respective CDS participants, utilize CDSX to accept the Offer and cause CDS to make a book-entry transfer of a Holder’s Notes into the applicable account in accordance with CDS procedures for such transfer.

Beneficial Holders of Notes must carefully follow the instructions of the intermediary through which they hold Notes and the policies and procedures of CDS, including applicable dates and times specified by such intermediary or CDS (which dates and times may be earlier than that specified in this Offer), so that their Notes are validly tendered to the Offer. The tender of Notes by a beneficial Holder in accordance with policies and procedures of CDS and the subsequent completion, execution and valid delivery of the Letter of Transmittal by CDS as the registered Holder in connection with the tender of Notes will constitute the valid tender by the registered Holder in respect of the Notes specified by the Letter of Transmittal.

The undersigned has completed, executed and delivered this Letter of Transmittal to indicate the action the undersigned desires to take with respect to the Offer.

Requests for additional copies of the Statement or this Letter of Transmittal and requests for assistance relating to the procedure for tendering Notes may be directed to the Depository. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance in tendering Notes.

NOTE: SIGNATURES MUST BE PROVIDED BELOW

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

North American Energy Partners Inc.

Upon the terms and subject to the conditions of the Offer, the undersigned hereby tenders to the Company the principal amount of Notes indicated above.

Subject to, and effective upon, the acceptance for purchase of, and payment for, the principal amount of the Notes tendered with this Letter of Transmittal, the undersigned hereby sells, assigns and transfers to, or upon the order of, the Company, all right, title and interest in and to the Notes that are being tendered hereby, waives any and all other rights with respect to such Notes (including without limitation, any existing or past defaults and their consequences in respect of such Notes and the Indenture under which such Notes were issued) and releases and discharges the Company from any and all claims the undersigned may have now, or may have in the future, arising out of, or related to, such Notes, including without limitation, any claims that the undersigned is entitled to receive additional principal or interest payments with respect to such Notes or to participate in any redemption or defeasance of such Notes. The undersigned hereby irrevocably constitutes and appoints the Depositary true and lawful agent and attorney-in-fact of the undersigned (with full knowledge that the Depositary also acts as the agent of the Company) with respect to such Notes, with full power of substitution and re-substitution (such power-of-attorney being deemed to be an irrevocable power coupled with an interest) to (1) present such Notes and all evidences of transfer and authenticity of, or transfer ownership of, such Notes on the account books maintained by the Trustee to, or upon the order of, the Company, (2) present such Notes for transfer of ownership on the books of the Company and (3) receive all benefits and otherwise exercise all rights of beneficial ownership of such Notes, all in accordance with the terms and conditions of the Offer as described in the Statement.

The undersigned understands that, except as otherwise provided in the Statement, tenders of Notes may be withdrawn or revoked by written notice of withdrawal received by the Depositary at any time prior to the Expiration Time, but not thereafter, by following the procedures set forth in the Statement and this Letter of Transmittal. Tenders of Notes may be validly withdrawn at any time prior to the Expiration Time, but not thereafter.

The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Notes tendered hereby, and that when such Notes are accepted for purchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right. The undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes tendered hereby.

The undersigned understands that tender of Notes pursuant to any of the procedures described in the Statement and in the instructions hereto and acceptance thereof by the Company will constitute a binding agreement between the undersigned and the Company, upon the terms and subject to the conditions of the Offer.

The undersigned understands and acknowledges that any Notes validly tendered to the Offer and accepted for payment will be acquired pursuant to the terms of the Offer and will not be eligible to participate in the announced partial redemption of Notes at a higher Redemption Price as described under “Announced Redemption” in the Statement.

For purposes of the Offer, the undersigned understands that the Company will be deemed to have accepted for payment validly tendered Notes (or defectively tendered notes in respect of which the Company has waived such defect) if, as and when the Company gives oral or written notice thereof to the Depositary.

The undersigned understands that the Company’s obligation to accept for payment, and to pay for, Notes validly tendered pursuant to the Offer is conditioned upon satisfaction of the General Conditions. See “Conditions to the Offer” in the Statement. Any Notes not accepted for payment will be returned to the tendering Holders thereof or credited to the account maintained at CDS from which such Notes were tendered.

The undersigned understands if Holders of more than $170,000,000 principal amount of Notes accept the Offer, pursuant to the Indenture the Notes to be purchased will be selected by the Trustee pro rata based on the amount of the Notes properly tendered, but since all of the Notes are held through CDS, the Notes will be accepted for payment on a pro rata basis based upon the relative principal amount of Notes tendered by such Holders in accordance with CDS’ policies and procedures. Notes may be tendered, and will be accepted for purchase, only in minimum denominations of $1,000 and integral multiples of $1,000. If, as a result of the pro rata acceptance of tendered Notes, the acceptance from one or more tendering Holders Notes in a principal amount that is not an integral multiple of $1,000 would be required, the principal amount of Notes accepted from such Holders will be adjusted to the nearest integral multiple of $1,000 in accordance with CDS policies and procedures. The excess principal amount of Notes not accepted from the tendering Holders will be promptly returned to such Holders or credited to the appropriate account at CDS.

All authority conferred or agreed to be conferred by this Letter of Transmittal shall survive the death or incapacity of the undersigned and every obligation of the undersigned under this Letter of Transmittal shall be binding upon the undersigned’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives.

All questions as to the form of all documents and the validity (including time of receipt) and acceptance of tenders and withdrawals of Notes will be determined by the Company, in its sole discretion, whose determination shall be final and binding.

Unless otherwise indicated under “Special Payment Instructions” below, the undersigned hereby requests that any Notes representing principal amounts not tendered or not accepted for purchase be issued in the name of the undersigned and cheques for payments of the Total Consideration, plus accrued and unpaid interest up to, but not including, the applicable Payment Date to be made in connection with the Offer be issued to the order of, and delivered to, the undersigned. Similarly, unless otherwise indicated herein under “Special Delivery Instructions,” the undersigned requests that any Notes representing principal amounts not tendered or not accepted for payment and cheques for payments of the Total Consideration to be made in connection with the Offer be delivered to the undersigned at the address shown above.

In the event that the “Special Payment Instructions” box or “Special Delivery Instructions” box is, or both are, completed, the undersigned hereby requests that any Notes representing principal amounts not validly tendered or not accepted for payment be issued in the name(s) of, certificates for such Notes be delivered to, and cheques for payments of the Total Consideration to be made in connection with the Offer be issued in the name(s) of, and be delivered to, the person(s) at the address so indicated, as applicable. The undersigned recognizes that the Company has no obligation pursuant to the “Special Payment Instructions” box or “Special Delivery Instructions” box to transfer any Notes from the names of the Holder(s) thereof if the Company does not accept for payment any of the principal amount of such Notes so tendered.

PLEASE SIGN HERE

(To Be Completed By All Tendering Registered Holders)

This Letter of Transmittal must be signed by the registered holder(s) of Notes exactly as their name(s) appear(s) on certificate(s) for Notes. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer or other person acting in a fiduciary or representative capacity, such person must set forth his or her full title below under “Capacity” and submit evidence satisfactory to the Company of such person’s authority to so act. See Instruction 6 below.

X

X

(Signature(s) of Holder(s))

Dated:	, 2013

Name(s):

(Please Print)

Capacity:

Address:
(Including Zip Code)

Area Code and Telephone No.: ( )

Tax Identification or Social Security No.:

SIGNATURE GUARANTEE (See Instructions 1 and 6 below)

(Name of Medallion Signature Guarantor Guaranteeing Signature)

(Address (including zip code) and Telephone Number (including area code) of Firm)

(Authorized Signature)

(Printed Name)

(Title)

Date:	, 2013

SPECIAL PAYMENT INSTRUCTIONS

(See Instructions 1, 4, 5, and 6)

To be completed ONLY if certificates for Notes in a principal amount not tendered or not accepted for payment are to be issued in the name of, or cheques for the Total Consideration are to be issued to the order of someone other than the person whose signature(s) appear(s) within this Letter of Transmittal or if Notes tendered by book-entry transfer that are not accepted for purchase are to be credited to an account maintained at CDS other than the account designated above.

Issue:	❑ Note(s) ❑ Cheque

Name:
(Please Print)

Address:

(Include Postal Code)

Taxpayer Identification or Social Security Number

❑	Credit unpurchased Notes delivered by book-entry transfer to the CDS account set forth below:

(Account Number)

SPECIAL DELIVERY INSTRUCTIONS

(See Instructions 1, 4, 5, and 6)

To be completed ONLY if certificates for Notes in a principal amount not tendered or not accepted for payment or cheques for the Total Consideration are to be sent to someone other than the person or persons whose signature(s) appear(s) within this Letter of Transmittal or issued to an address different from that shown in the box entitled “Description of Notes Tendered” within this Letter of Transmittal.

Send:	❑ Note(s) ❑ Cheque

Name:
(Please Print)

Address:

(Include Postal Code)

Taxpayer Identification or Social Security Number

INSTRUCTIONS

Forming Part of the Terms and Conditions of the Offer

1. Guarantee of Signatures. Signatures on this Letter of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange, Inc. Medallion Signature Program or the Stock Exchange Medallion Program (each, a “Medallion Signature Guarantor”), unless the Notes tendered are tendered and delivered (i) by a registered Holder of Notes (or by a participant in CDS whose name appears on a security position listing as the owner of such Notes) who has not completed any of the boxes entitled “Special Payment Instructions” or “Special Delivery Instructions” on the Letter of Transmittal, or (ii) for the account of a member firm of a registered U.S. or Canadian securities exchange, a member of the Investment Industry Regulatory Organization of Canada, a member of the Financial Industry Regulatory Authority, Inc. or a commercial bank or trust company having an office or correspondent in the United States (each of the foregoing being referred to as an “Eligible Institution”). If the Notes are registered in the name of a person other than the signer of the Letter of Transmittal or if Notes not accepted for payment or not tendered are to be returned to a person other than the registered Holder, then the signature on this Letter of Transmittal accompanying the tendered Notes must be guaranteed by a Medallion Signature Guarantor as described above. Beneficial owners whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender Notes with respect to Notes so registered. See “Procedures for Tendering Notes” in the Statement.

2. Requirements of Tender. This Letter of Transmittal is to be completed by Holders of Notes if certificates representing such Notes are to be forwarded herewith. For a registered Holder to validly tender Notes pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), together with any signature guarantees and any other documents required by these Instructions, must be received by the Depositary at one of its addresses set forth on the cover page of this Letter of Transmittal prior to the Expiration Time. This Letter of Transmittal is not to be used by beneficial Holders of Notes. Such Holders must carefully follow the instructions of the intermediary through which they hold Notes and the policies and procedures of CDS, including applicable dates and times specified by such intermediary or CDS (which dates and times may be earlier than that specified in the Statement), so that their Notes are validly tendered to the Offer.

The method of delivery of this Letter of Transmittal, the Notes and all other required documents, is at the option and risk of the tendering Holder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed for such documents to reach the Depositary.

No alternative, conditional or contingent tenders shall be accepted. All tendering Holders, by execution of this Letter of Transmittal (or a manually signed facsimile thereof), waive any right to receive any notice of the acceptance of their Notes for payment.

3. Withdrawal of Tenders. Tenders of Notes may be withdrawn pursuant to the Offer at any time prior to the Expiration Time by complying with the procedures described in the Statement. Thereafter, such tenders may be withdrawn only if the Offer is terminated without any Notes being accepted by the Company for purchase thereunder or in certain limited circumstances where additional withdrawal rights are required by law. Tenders of Notes may not be withdrawn after the Expiration Time. If the Offer is amended prior to the Expiration Time in a manner determined by the Company, in its sole discretion, to constitute a material adverse change to the Holders, the Company promptly will disclose such amendment and, if necessary, extend the Offer for a period deemed by the Company to be adequate to permit Holders to withdraw their Notes. If the Company makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Company will disseminate additional Offer materials and extend such Offer to the extent required by law. Any extension, amendment or termination will be followed promptly by public announcement thereof, the announcement in the case of an extension of the Offer to be issued no later than 9:00 a.m., Toronto time, on the next business day after the previously established Expiration Time. Without limiting the manner in which any public announcement may be made, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Marketwire service. In addition, the Company may, if it deems appropriate, extend the Offer for any other reason.

Any registered Holder of Notes that has tendered Notes may withdraw such Notes prior to the Expiration Time by delivery of a written notice of withdrawal and revocation, subject to the limitations described herein. For a withdrawal of tendered Notes to be effective, a written or facsimile transmission notice of withdrawal or revocation must be received by the Depositary prior to the Expiration Time at one of its addresses set forth on the cover of this Letter of Transmittal. Any such notice of withdrawal must (1) specify the name of the person who tendered the Notes to be withdrawn, (2) contain the description of the Notes to be withdrawn and the aggregate principal amount represented by such Notes and (3) be signed by the Holder of such Notes in the same manner as the original signature on this Letter of Transmittal by which such Notes were tendered. If the Notes to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal is effective immediately upon written or facsimile notice of such withdrawal even if physical release is not yet effected.

Any permitted withdrawal of Notes may not be rescinded, and any Notes validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer; provided, however, that validly withdrawn Notes may be re-tendered by again following one of the appropriate procedures described herein at any time prior to the Expiration Time.

If the Company extends the Offer, or, for any reason (whether before or after the Notes have been accepted for payment), the acceptance for payment of, or the payment for, the Notes is delayed or if the Company is unable to accept for payment or pay for Notes pursuant to the Offer, then, without prejudice to the Company’s rights hereunder, tendered Notes may be retained by the Depositary on behalf of the Company and may not be withdrawn unless payment in respect of the Notes has not been made within 15 days of the Expiration Time.

If any tendered Notes are not purchased pursuant to the Offer for any reason, the Notes will be returned to the tendering Holders thereof or credited to the account maintained at CDS from which such Notes were delivered, unless otherwise requested by such Holder under “Special Delivery Instructions,” promptly following the Expiration Time or termination of the Offer. See “Conditions to the Offer” and “Expiration; Extension; Amendment; Termination” in the Statement.

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by the Company, in the Company’s sole discretion (whose determination shall be final and binding). None of the Company, the Depositary, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, or incur any liability for failure to give any such notification.

4. Partial Tenders. Tenders of Notes pursuant to the Offer will be accepted only in principal amounts of $1,000 or integral multiples thereof. If less than the entire principal amount of the Notes evidenced by submitted certificates is tendered, the tendering Holder must fill in the principal amount tendered in the last column of the box entitled “Description of Notes Tendered” herein. The entire principal amount of Notes delivered will be deemed to have been tendered, unless otherwise indicated. If the entire principal amount of all Notes is not tendered or not accepted for payment, certificates for the principal amount of Notes not tendered or not accepted for payment will be sent to the registered Holder unless otherwise provided in the appropriate box in this Letter of Transmittal (see Instruction 6) promptly after the Notes are accepted for payment.

5. Signatures on this Letter of Transmittal, Bond Powers and Endorsement; Guarantee of Signatures. If this Letter of Transmittal is signed by a participant in CDS whose name is shown as the owner of the Notes tendered hereby, the signature must correspond with the name shown on the security position listing the owner of the Notes.

If this Letter of Transmittal or any certificates of Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and the proper evidence satisfactory to the Company of their authority so to act must be submitted with this Letter of Transmittal.

6. Special Payment and Special Delivery Instructions. Tendering Holders should indicate in the applicable box or boxes the name and address to which certificates for principal amounts of Notes not tendered or not accepted for payment or cheques constituting payments for Notes to be purchased in connection with the Offer are to be issued or sent, if different from the name and address of the registered Holder. In the case of issuance of certificates or a cheque in a different name, the taxpayer identification or social security number of the person named must also be indicated. If no instructions are given, Notes not tendered or not accepted for purchase will be returned to the Holder of the Notes tendered.

7. Taxes. Pursuant to applicable laws, CDS participants may in certain circumstances, be required to make withholding from the amount otherwise payable to Holders.

8. Irregularities. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered Notes pursuant to any of the procedures described in the Statement and/or this Letter of Transmittal will be determined by the Company in the Company’s sole discretion (whose determination shall be final and binding). Alternative, conditional or contingent tenders will not be considered valid. The Company expressly reserves the absolute right, in its sole discretion, subject to applicable law, to reject any or all tenders of the Notes determined by them not to be in proper form or, in the case of Notes, if the acceptance for payment of, or payment for, such Notes may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the absolute right, in its sole discretion, subject to applicable law, to waive or amend any of the conditions of the Offer or to waive any defect or irregularity in any tender with respect to the Notes of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. The Company’s interpretation of the terms and conditions of the Offer (including this Letter of Transmittal and the Instructions hereto) will be final and binding. None of the Company, the Depositary, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. If the Company waives its right to reject a defective tender of Notes, the Holder will be entitled to the Total Consideration, plus accrued and unpaid interest up to, but not including, the applicable Payment Date.

9. Requests for Assistance or Additional Copies. Any questions or requests for assistance or additional copies of the Statement, this Letter of Transmittal or any other documents relating to the Offer may be directed to the Depository at the telephone numbers and address listed above.

10. Waiver of Conditions. The Company expressly reserves the absolute right, in its sole discretion, to amend or waive any of the conditions to the Offer in the case of any Notes tendered or any Letter of Transmittal delivered, in whole or in part, at any time and from time to time.

11. Mutilated, Lost, Stolen or Destroyed Certificates for Notes. Any Holder of Notes whose certificates for Notes have been mutilated, lost, stolen or destroyed should contact the Trustee at the address or phone number set forth in the Statement to receive information about the procedures for obtaining replacement certificates for the Notes.